SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 5, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
●	Notice to attend the Annual General Meeting, dated April 2, 2019.
●	Press Release: The Nomination Committee's proposed Board composition, dated April 2, 2019.
●	Press Release: The Swedish Tax Agency rejects Tele2’s deduction of an exchange loss, dated April 1, 2019.

NOTICE TO ATTEND THE ANNUAL GENERAL MEETING

The shareholders of Tele2 AB (publ) are hereby invited to the Annual General Meeting on Monday 6 May 2019 at 3.00 p.m. CEST at the Hotel At Six, Brunkebergstorg 6 in Stockholm.

NOTICE ETC.

Shareholders who wish to attend the Annual General Meeting shall

•	be entered in the share register maintained by Euroclear Sweden on Monday 29 April 2019, and

•
give notice of their intention to attend no later than Monday 29 April 2019. Notice to attend is to be made on the company's website at www.tele2.com, under the heading “Annual General Meeting 2019”, found under the section “Governance”, by telephone to +46 (0) 771 246 400 or by mail to Computershare AB ”AGM Tele2”, P.O. Box 610, SE-182 16 Danderyd, Sweden.

Shareholders shall in their notice to attend state name, personal identification number or company registration number, address, phone number and number of advisors, if applicable. Shareholders whose shares are registered in the names of nominees must temporarily re-register such shares in their own name in order to be entitled to attend the Annual General Meeting. In order for such re-registration to be completed on Monday 29 April 2019 the shareholder must inform their nominees well before that day. Shareholders attending by a proxy or a representative should send documents of authorisation to the mail address above well before the Annual General Meeting. A template proxy form is available on the company's website www.tele2.com under the heading “Annual General Meeting 2019”, found under the section “Governance”. Shareholders cannot vote or, in other way, attend the Annual General Meeting by remote access.

PROPOSED AGENDA

1.	Opening of the Annual General Meeting.

2.	Election of Chairman of the Annual General Meeting.

3.	Preparation and approval of the voting list.

4.	Approval of the agenda.

5.	Election of one or two persons to check and verify the minutes.

6.	Determination of whether the Annual General Meeting has been duly convened.

7.	Remarks by the Chairman of the Board.

8.	Presentation by the Chief Executive Officer.

9.	Presentation of the annual report, the auditor's report and the consolidated financial statements and the auditor's report on the consolidated financial statements.

10.	Resolution on the adoption of the income statement and the balance sheet and of the consolidated income statement and the consolidated balance sheet.

11.	Resolution on the proposed treatment of the company's earnings as stated in the adopted balance sheet.

12.	Resolution on the discharge of liability for the members of the Board and the Chief Executive Officer.

13.	Determination of the number of members of the Board.

14.	Determination of the remuneration to the members of the Board and the auditor.

15.	Election of Board members;

(a)	Andrew Barron (re-election, proposed by the Nomination Committee).

(b)	Anders Björkman (re-election, proposed by the Nomination Committee).

(c)	Georgi Ganev (re-election, proposed by the Nomination Committee).

(d)	Cynthia Gordon (re-election, proposed by the Nomination Committee).

(e)	Eva Lindqvist (re-election, proposed by the Nomination Committee).

(f)	Lars-Åke Norling (re-election, proposed by the Nomination Committee).

(g)	Carla Smits-Nusteling (re-election, proposed by the Nomination Committee).

16.	Election of the Chairman of the Board.

17.	Determination of the number of Auditors and election of Auditor.

18.	Resolution regarding guidelines for remuneration to senior executives.

19.	Resolutions regarding an incentive programme (items (a)-(e)).

20.	Resolution to authorise the Board to resolve on repurchase of own shares.

21.	Resolution regarding shareholder Martin Green’s proposals (items (a)-(c)).

22.	Closing of the Annual General Meeting.

RESOLUTIONS PROPOSED BY THE NOMINATION COMMITTEE

Election of Chairman of the Annual General Meeting (item 2)

The Nomination Committee proposes that Wilhelm Lüning, member of the Swedish Bar Association, is elected to be the Chairman of the Annual General Meeting.

Determination of the number of members of the Board and election of the members of the Board and the Chairman of the Board (items 13, 15(a)-(g) and 16)

The Nomination Committee proposes that the Board shall consist of seven members.

The Nomination Committee proposes that Andrew Barron, Anders Björkman, Georgi Ganev, Cynthia Gordon, Eva Lindqvist, Lars-Åke Norling and Carla Smits-Nusteling, shall be re-elected as members of the Board until the close of the next Annual General Meeting.

The Nomination Committee proposes that Carla Smits-Nusteling shall be elected as new Chairman of the Board.

Determination of the remuneration to the members of the Board and the auditor (item 14)

The Nomination Committee proposes remuneration to the Board with a total amount of SEK 6,525,000.

The proposed remuneration for ordinary Board work for the period until the end of the next Annual General Meeting amounts to a total of SEK 5,675,000 and shall be allocated in accordance with the following:

•	SEK 1,700,000 to the Chairman of the Board (2018: SEK 1,575,000),

•	SEK 850,000 to the Deputy Chairman of the Board (2018: no Deputy Chairman was appointed), and

•	SEK 625,000 to each of the five other members of the Board (2018: SEK 575,000).

The proposed remuneration for work within the committees of the Board for the period until the end of the next Annual General Meeting amounts to a total of SEK 850,000 and shall be allocated in accordance with the following:

•	SEK 240,000 to the Chairman of the Audit Committee (2018: SEK 220,000) and SEK 120,000 to each of the other three members (2018: SEK 110,000), and

•	SEK 100,000 to the Chairman of the Remuneration Committee (2018: SEK 90,000) and SEK 50,000 to each of the other three members (2018: SEK 45,000).

The Nomination Committee proposes that remuneration to the auditor shall be paid in accordance with approved invoices.

Determination of the number of Auditors and election of Auditor (item 17)

In accordance with the Audit Committee’s recommendation, the Nomination Committee proposes that the company shall have one registered accounting firm as auditor, and that the registered accounting firm Deloitte AB shall be re-elected as auditor until the close of the 2020 Annual General Meeting. Deloitte AB has informed Tele2 that the authorised public accountant Pontus Pålsson will continue as auditor-in-charge if Deloitte AB is re-elected as auditor.

RESOLUTIONS PROPOSED BY THE BOARD

Dividend (item 11)

The Board proposes a dividend of SEK 4.40 per share to be paid in two equal instalments of SEK 2.20 per share each. The record date for the first dividend payment shall be on Wednesday 8 May 2019 and for the second dividend payment Wednesday 2 October 2019. If the Annual General Meeting resolves in accordance with the proposal, it is estimated that Euroclear Sweden will execute the payments on Monday 13 May 2019 and Monday 7 October 2019, respectively.

Guidelines for remuneration to senior executives (item 18)

The Board proposes the following guidelines for determining remuneration for senior executives.

The objectives of Tele2’s remuneration guidelines are to offer competitive remuneration packages to attract, motivate, and retain key employees within the context of an international peer group. The aim is to create incentives for the management to execute strategic plans and deliver excellent operating results, and to align management’s incentives with the interests of the shareholders. Senior executives covered by the proposed guidelines include the CEO and members of the Leadership Team ("senior executives").

Remuneration to the senior executives should comprise annual base salary and variable short-term incentive (STI) and long-term incentive (LTI) programs.

The STI shall be based on the performance in relation to established objectives. The objectives shall be related to the company's overall result and the senior executives’ individual performance. The STI can amount to a maximum of 100 percent of the annual base salary.

The structure of the LTI shall ensure a long-term commitment for Tele2’s development and value creation, and may be both share and share price related as well as cash based.

Other benefits may include e.g. company cars and for expatriated senior executives e.g. housing benefits for a limited period of time. The senior executives may also be offered health care insurances.

The senior executives are offered defined contribution pension plans. Defined contributions for pensions to the CEO and the other senior executives can amount to a maximum of 20 percent (previously 25 percent for the CEO) of the annual remuneration (base salary and STI).

The maximum period of notice of termination of employment shall be 12 months in the event of termination by the CEO and 6 months in the event of termination by any of the other senior executives. In the event of termination by the company, the maximum notice period during which compensation is payable is 18 months for the CEO and 12 months for any of the other senior executives.

Under special circumstances, the Board may deviate from the above guidelines. In such a case, the Board is obligated to give account of the reason for the deviation during the following Annual General Meeting.

Board Members, elected at General Meetings, may in certain cases receive a fee for services performed within their respective areas of expertise, outside of their Board duties. Compensation for these services shall be paid at market terms and be approved by the Board.

Information regarding the guidelines for remuneration to senior executives

In accordance with the Swedish Corporate Governance Code rule 9.1 the Remuneration Committee within the Board monitors and evaluates the application of the guidelines for remuneration to the senior executives established by the Annual General Meeting. Also, the company's auditor has, pursuant to Chapter 8 Section 54 of the Companies Act (2005:551), provided a statement with regarding the application of the guidelines for remuneration to the senior executives which have been applied during 2018.

For information of the application of, and the deviations from, the guidelines for remuneration to senior executives please refer the Evaluation of remuneration to the Senior Executives (Report according to the Swedish Corporate Governance Code 9.1, and Chapter 8 Section 51 of the Swedish Companies Act (2005:551)) and the auditor’s statement which both are available at Tele2’s website www.tele2.com under the heading “Annual General Meeting 2019, found under the section “Governance”.

Incentive programme (items 19(a)-(e))

The Board proposes that the Annual General Meeting resolves to adopt a retention and performance- based incentive programme in accordance with items 19(a)-(e) below.

Tele2’s Remuneration Committee has prepared the incentive programme in consultation with external advisors and major shareholders. The incentive programme has been reviewed by the Board at board meetings during the end of 2018 and the first months of 2019.

The proposals below are supported by major shareholders.

Adoption of an incentive programme (item 19(a))

Summary of the programme

The Board proposes that the Annual General Meeting resolves to adopt a retention and performance- based incentive programme ("LTI 2019"), based on a similar structure as last year, but with removal of two allocation categories, as well as adjustment of the number of performance shares for one category.

LTI 2019 is proposed to include approximately 225 senior executives and other key employees within the Tele2 Group. The participants in LTI 2019 are required to hold Tele2 shares. These shares can either be shares already held or shares purchased on the market in connection with the notification to participate in LTI 2019. The personal investment will thereafter be matched by the company through free-of-charge granting of retention and performance rights on the terms stipulated below.

In the event delivery of shares under LTI 2019 cannot be achieved at reasonable costs, with reasonable administrative efforts or due to market conditions, participants may instead be offered a cash-based settlement.

The rationale for the proposal

The purpose of LTI 2019 is to create conditions for retaining competent employees in the Tele2 Group. LTI 2019 has been designed based on the view that it is desirable that senior executives and other key employees within the group are shareholders in the company. Participation in LTI 2019 requires a personal investment in Tele2 shares, be it shares already held or shares purchased on the market in connection with the notification to participate in LTI 2019.

By offering an allotment of performance rights which are based on the fulfilment of defined profits and activity-based conditions, the participants are rewarded for increased shareholder value. Further, LTI 2019 rewards employees’ loyalty and long-term value growth in the company. Against this background, the Board believes the adoption of LTI 2019 will have a positive effect on the Tele2 Group’s future development and thus be beneficial for both the company and its shareholders.

Personal investment

Employees must own Tele2 shares in order to participate in LTI 2019. These shares can either be shares already held, provided that the shares are not used as investment shares under the share-based incentive programmes for the years 2017 or 2018, or shares purchased on the market in connection with notification to participate in LTI 2019. The maximum number of shares that the employee can hold under LTI 2019 will correspond to approximately 15 - 25 per cent of the employee’s annual base salary as further described below. For each Tele2 share held under LTI 2019, the participants will be granted retention and performance rights by the company.

General terms and conditions

Subject to fulfilment of certain retention and performance-based conditions during the period 1 April 2019 – 31 March 2022 (the "Measurement Period") and the participant maintaining the invested shares at the release of the interim report for January – March 2022 and, with certain exceptions, maintaining the employment within the Tele2 Group, each right entitles the participant to receive one Tele2 share free-of-charge. The retention and performance rights do not entitle the holder to receive dividends, but in order to align the participants’ and the shareholders’ interests, the company will compensate the participants for any dividends paid on the underlying shares during the Measurement Period by increasing the number of shares that each retention and performance right entitles to at the end of the vesting period. It should be noted that the participants in LTI 2019 will not be compensated for dividend proposed at the Annual General Meeting 2019.

Retention and performance conditions

The rights are divided into Series A (retention rights) and Series B (performance rights). The number of Class B shares the respective participant will receive after vesting depends on which category the participant belongs to and on the fulfilment of the following defined retention and performance-based conditions:

Series A The total shareholder return on the Tele2 shares (TSR) during the Measurement Period exceeding 0 per cent as entry level.

Series B The total shareholder return on the Tele2 shares (TSR) during the Measurement Period being equal to the median TSR for a peer group comprising BT Group, Deutsche Telekom, DNA, Elisa, Freenet (Xet), Koninklijke KPN, NOS SGPS, Orange, Proximus, Swisscom, Sunrise Communications, Telecom Italia, Telefonica, Telefonica Deutschland, Telenet Group Holding, Telekom Austria, Telenor, Telia Company and Vodafone as entry level, and exceeding the median TSR for the peer group with 20 percentage points as the stretch level.

The determined levels of the conditions include an “entry” and a “stretch” with a linear interpolation applied between these levels as regards the number of rights that vest. The entry level constitutes the minimum level which must be reached in order to enable vesting of the rights in the relevant series. If the entry level is reached, the number of rights that vests and give right to Class B shares is proposed to be 100 per cent for Series A and 50 per cent for Series B. If the entry level is not reached for a certain series, all retention or performance rights (as applicable) in that series lapse. If the stretch level for Series B is met, all retention and performance rights vest. The Board intends to disclose the outcome of the retention and performance-based conditions in the annual report for the financial year 2022.

Retention and performance rights

The retention and performance rights shall be governed by the following terms and conditions:

•	They are granted free-of-charge after the Annual General Meeting 2019.

•	They vest three years after grant (vesting period).

•
Each right entitles the participant to receive one Tele2 share after the three-year vesting period, if the participant, with certain exceptions, maintains the employment within the Tele2 Group and the invested shares at the release of the interim report for the period January – March 2022.

•
In order to align the participants’ and the shareholders’ interests, the company will compensate the participants for any dividends paid by increasing the number of shares that each retention and performance right entitles to at the end of the vesting period. It can be noted that the participants in LTI 2019 will not be compensated for dividend proposed at the Annual General Meeting 2019.

•	They may not be transferred or pledged.

Preparation and administration

The Board, or a committee established by the Board for these purposes, shall be responsible for preparing the detailed terms and conditions of LTI 2019, in accordance with the mentioned terms and guidelines. To this end, the Board shall be entitled to make adjustments to meet foreign regulations or market conditions. The Board may also make other adjustments if significant changes in the Tele2 Group or its operating environment would result in a situation where the decided terms and conditions of LTI 2019 no longer serve their purpose. The Board’s possibility to make such adjustments does not include the grant of continued participation for senior executives in the company’s long-term incentive programmes after the termination of their respective employments.

Allocation

LTI 2019 is estimated to comprise up to 388,500 shares held by the participants entitling to allotment of up to 1,794,000 rights, whereof 388,500 retention rights and 1,405,500 performance rights. The participants are divided into different categories and in accordance with the above, LTI 2019 will comprise the following number of shares and maximum number of rights for the different categories:

•
the CEO: may acquire up to 10,000 shares within LTI 2019, entitling to an allotment of 1 Series A right and 9 Series B rights per invested share, with the possibility to receive a maximum of 100,000 Tele2 shares at vesting;

•
senior executives and certain key employees (approximately 13 individuals) are divided into two subcategories where category (i) (approximately 3 individuals) may acquire up to 7,500 shares each within LTI 2019, entitling the holder to allotment of 1 Series A right and 7 Series B rights per invested share, with the possibility to receive a maximum of 60,000 Tele2 shares at vesting. Category (ii) (approximately 10 individuals) may acquire up to 4,500 shares each within LTI 2019, entitling the holder to allotment of 1 Series A right and 5 Series B rights per invested share, with the possibility to receive a maximum of 27,000 Tele2 shares at vesting;

•
category 3 (approximately 20 individuals in total): may acquire up to 3,000 shares each within LTI 2019, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 12,000 Tele2 shares at vesting;

•
category 4 (approximately 60 individuals in total): may acquire up to 2,000 shares each within LTI 2019, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 8,000 Tele2 shares at vesting;

•
category 5 (approximately 131 individuals in total): may acquire up to 1,000 shares each within LTI 2019, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 4,000 Tele2 shares at vesting.

Scope and costs

LTI 2019 will be accounted for in accordance with IFRS 2 which stipulates that the rights should be recorded as a personnel expense in the income statement during the vesting period. Based on the assumptions of a share price of SEK 120.10 (closing share price of the Tele2 Class B share on 6 March 2019 of SEK 122.30 reduced by the proposed dividend of SEK 2.20 per share, which is distributed from underlying share before the launch of LTI 2019), a maximum participation, an annual employee turnover of 10 per cent among the participants, a fulfilment of performance conditions of 50 per cent including a full vesting of retention rights, the cost for LTI 2019, including financing costs, but excluding social security costs, is estimated to approximately SEK 74 million. The cost will be allocated over the years 2019 – 2022. At a 100 per cent fulfilment of the performance conditions the total cost is still approximately SEK 74 million, given the performance conditions are market-related according to IFRS 2.

The calculated social security cost will be recorded as a personnel expense in the income statement by current reservations. The social security cost is estimated to approximately SEK 43 million with the assumptions above (approximately SEK 70 million at a 100 per cent fulfilment of the performance conditions), an average social security charge rate of 30 per cent and an annual share price increase for Tele2’s Class B shares of 10 per cent during the vesting period.

The participant’s maximum profit per right in LTI 2019 is limited to SEK 463, which equals to four times the average closing share price of the Tele2 Class B share during February 2019 with deduction for the proposed dividend, which is distributed from underlying share before the launch of LTI 2019. If the value of the Tele2 B-share exceeds SEK 463 at vesting, the number of Class B shares that each right entitles the participant to receive at vesting will be reduced correspondingly.

The maximum dilution is up to 0.30 per cent of outstanding shares, 0.23 per cent of votes and 0.12 per cent in terms of costs for LTI 2019. The calculation is made in accordance with IFRS 2, divided by Tele2’s market capitalisation, excluding the dividend proposed to the Annual General Meeting 2019. Together with rights granted under the incentive programmes for the years 2016, 2017 and 2018, the maximum dilution is up to 0.73 per cent of outstanding shares and 0.56 per cent of votes.

If the maximum profit of SEK 463 per right is reached, all invested shares are retained under LTI 2019 and a fulfilment of the retention and performance conditions of 100 per cent, the maximum cost, as defined in IFRS 2, is approximately SEK 101 million and the maximum social security cost is approximately SEK 249 million.

For information on Tele2’s other equity-related incentive programmes, reference is made to the annual report for 2018, note 33.

Effect on key ratios

If LTI 2019 had been introduced in 2018 with the assumptions above, the impact on basic earnings per share would have resulted in a dilution of 2.0 per cent or from SEK 3.01 to SEK 2.95 on a pro forma basis.

The annual cost of LTI 2019, including financing costs and social security costs, is estimated to approximately SEK 40 million given the above assumptions. This cost can be related to the company’s total personnel costs, including social security costs, of SEK 3,540 million in 2018.

Delivery of Class B shares

To ensure the delivery of shares under LTI 2019, as well as other outstanding equity-related incentive programmes, the Board proposes that the Annual General Meeting resolves to authorise the Board to resolve on a directed issue of Class C shares to Nordea Bank in accordance with item 19(b), and further to authorise the Board to subsequently resolve to repurchase the Class C shares from Nordea Bank in accordance with item 19(c). The Class C shares will then be held by the company, whereafter the appropriate number of Class C shares will be reclassified into Class B shares and subsequently be delivered to the participants under LTI 2019 as well as other outstanding equity-related incentive programmes.

The Board further proposes that the Annual General Meeting resolves that a maximum of 2,100,000 Class B shares may be transferred to the participants in accordance with the terms of LTI 2019. These shares can either be Class B treasury shares held by the company or Class B shares held by the company after reclassification from Class C shares.

Authorisation to issue Class C shares (item 19(b))

The Board proposes that the Annual General Meeting resolves to authorise the Board, during the period until the Annual General Meeting 2020, to increase the company’s share capital by not more than SEK 2,550,000 by the issue of not more than 2,040,000 Class C shares, each with a ratio value of SEK 1.25. With disapplication of the shareholders' preferential rights, Nordea Bank shall be entitled to subscribe for the new Class C shares at a subscription price corresponding to the ratio value of the shares. The purpose of the authorisation and the reason for the disapplication of the shareholders' preferential rights in connection with the issue of shares is to ensure delivery of Class B shares to participants under LTI 2019.

Authorisation to resolve to repurchase own Class C shares (item 19(c))

The Board proposes that the Annual General Meeting resolves to authorise the Board, during the period until the Annual General Meeting 2020, to repurchase its own Class C shares. The repurchase may only be effected through a public offer directed to all holders of Class C shares and shall comprise all outstanding Class C shares. The purchase may be effected at a purchase price corresponding to not less than SEK 1.25 and not more than SEK 1.35 per share. Payment for the Class C shares shall be made in cash. The purpose of the repurchase is to ensure the delivery of Class B shares under LTI 2019.

Resolution on the transfer of own Class B shares (item 19(d))

The Board proposes that the Annual General Meeting resolves that Class C shares that the company purchases by virtue of the authorisation to repurchase its own Class C shares in accordance with item 19(c)  above,  following reclassification into Class  B shares, may be  transferred  to participants in  LTI 2019, to participants in other outstanding equity-related incentive programmes in accordance with the approved terms, or sold on Nasdaq Stockholm as set out in accordance with item 19(e) below.

The Board proposes that the Annual General Meeting resolves that a maximum of 2,100,000 Class B shares may be transferred to participants in accordance with the terms of LTI 2019. These shares can either be Class B treasury shares held by the company or Class B shares held by the company after reclassification from Class C shares.

Resolution on the sale of own Class B shares (item 19(e))

The Board proposes that the Annual General Meeting authorises the Board to resolve, on one or more occasions, for the period up until the Annual General Meeting 2020, to sell Class B shares on Nasdaq Stockholm. The number of Class B shares to be sold may not exceed the number of Class B shares that the company holds at the point in time of the Board’s resolution. Sale of Class B shares may only be in consideration of cash payment at a price within the share price interval registered at that time, meaning the interval between the highest purchase price and the lowest selling price.

The purpose of the authorisation is to ensure the company’s undertakings, including social security costs and payment of preliminary salary tax, in connection with delivery of shares to the participants in Tele2's long-term incentive programme LTI 2017 – LTI 2019.

Authorisation for the Board to resolve to repurchase own shares (item 20)

The Board proposes that the Board is authorised to resolve on repurchasing the company's own shares if the purpose is to retire shares through a decrease of the share capital, as well as to ensure delivery of B-shares to the participants in the Tele2’s long-term incentive programmes LTI 2017 – 2019, in accordance with the following conditions:

•	The repurchase of Class A and/or Class B shares shall take place on Nasdaq Stockholm in accordance with Nasdaq Stockholm's rules regarding purchase of own shares.

•	The repurchase of Class A and/or Class B shares may take place on one or more occasions for the period up until the next Annual General Meeting.

•	So many Class A and/or Class B shares may, at the most, be repurchased so that the company's holding does not at any time exceed 10 percent of the total number of shares in the company.

•
The repurchase of Class A and/or Class B shares at Nasdaq Stockholm may occur at a price within the share price interval registered at that time, where share price interval means the difference between the highest buying price and lowest selling price.

•	It is the from time to time lowest-priced, available, shares that shall be repurchased by the company.

•	Payment for the shares shall be made in cash.

The purpose of the authorisation is both to give the Board flexibility to continuously decide on changes to the capital structure during the upcoming year, and thereby contribute to increased shareholder value, as well as to hedge delivery of B-shares to the participants in Tele2’s long-term incentive programmes LTI 2017 – 2019, in accordance with the resolutions under items 19(d) and (e) and previous Annual General Meetings’ resolutions.

RESOLUTIONS PROPOSED BY THE SHAREHOLDERS

Proposals from shareholder Martin Green (items 21(a)-(c))

Shareholder Martin Green proposes that the Annual General Meeting resolves:

(a)
that an investigation is carried out regarding the company's procedures to ensure that the current members of the board and Leadership Team fulfil the relevant legislative and regulatory requirements, as well as the demands that the public opinions ethical values places on persons in leading positions. In addition, the investigation shall include the current attitude and practical handling performed by the company's administrators and executives,

(b)	in the event that the investigation clarifies that there is need, swift, relevant measures shall be taken to ensure that the requirements are fulfilled, and

(c)	taking into consideration the nature and scope of any needs, the investigation and any measures should be presented as soon as possible, however not later than during the Annual General Meeting 2020.

MISCELLANEOUS

Shares and votes

There are a total number of 690,341,597 shares in Tele2, whereof 22,606,922 Class A shares, 665,835,675 Class B shares and 1,899,000 Class C shares, corresponding to a total of 894,170,825 votes. As at the date on which this notice is disclosed Tele2 holds 1,339,081 of its own Class B shares and 1,899,000 of its own Class C shares corresponding to 3,238,081 votes which cannot be represented at the Annual General Meeting.

Special majority requirements and conditions with respect to the proposed resolutions in items 19 and 20

Resolutions under items 19(b), 19(c), 19(e) and 20 are valid only if supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented at the Annual General Meeting.

Resolution under item 19(d) is valid only if supported by shareholders holding not less than nine-tenth of both the votes cast and the shares represented at the Annual General Meeting.

Authorisation

The Board, or the person that the Board will appoint, shall be authorised to make the minor adjustments in the Annual General Meeting's resolutions as may be required in connection with registration at the Swedish Companies Registration Office and Euroclear Sweden.

Documentation

The nomination committee’s motivated statement regarding its proposal to Board and information about the proposed board members are available on the company’s website,www.tele2.com.

The reasoned statement of the Board pursuant to Chapter 18 Section 4 and Chapter 19 Section 22 of the Companies Act (2005:551), the Remuneration Committee's evaluation (Report according to the Swedish Corporate Governance Code 9.1, and Chapter 8 Section 51 of the Swedish Companies Act (2005;551)), the Auditor's statement pursuant to Chapter 8 Section 54 of the Companies Act (2005:551) are available at the company's website www.tele2.com under the heading “Annual General Meeting 2019, found under the section “Governance”. The annual report is available at the company’s website www.tele2.com under the heading “Reports and presentations”, found under the section “Investors”. All documentation are also available at the company's premises at Skeppsbron 18 in Stockholm and will be sent to those shareholders who so request and state their postal address or email address.

The documentation can be ordered by telephone at +46 (0) 771-246 400 or at the address Computershare AB ”AGM Tele2”, P.O. Box 610, SE-182 16 Danderyd, Sweden.

Shareholders' right to request information

The Board and the Chief Executive Officer shall, if any shareholder so requests and the Board believes that it can be done without material harm to the company, provide information regarding circumstances that may affect the assessment of an item on the agenda, circumstances that can affect the assessment of the company's or its subsidiaries' financial situation and the company's relation to other companies within the group and the consolidated accounts.

Processing of personal data

For information on how your personal data is processed, see Tele2’s Privacy notice for General Meetings of Shareholders at www.tele2.com under the heading “Annual General Meeting 2019”, found under the section “Governance”.

Stockholm, April 2019
TELE2 AB (PUBL)
THE BOARD

Other information

Schedule for the Annual General Meeting:

The doors open for shareholders at 2.00 p.m. CEST.

The Annual General Meeting commences at 3.00 p.m. CEST.

Interpretation

The Annual General Meeting will be held in Swedish. As a service to the shareholders, simultaneous interpretation from Swedish to English will be provided. This service may be requested when attendance to the Annual General Meeting is notified.

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-04-01

Tele2: The Nomination Committee's proposed Board composition

Stockholm – In advance of the Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) 2019 Annual General Meeting, the Nomination Committee proposes the election of current Board member Carla Smits-Nusteling as new Chairman of the Board, replacing Georgi Ganev who is proposed to be re-elected as Board member. The Nomination Committee furthermore recommends the Board to appoint Andrew Barron as Deputy Chairman, and proposes the re-election of all current members of the Board, except Sofia Arhall Bergendorff and Eamonn O’Hare who have declined re-election.

After the Annual General Meeting, Tele2’s Board of Directors will consist of Carla Smits-Nusteling as Chairman, Andrew Barron as Deputy Chairman, Anders Björkman, Georgi Ganev, Cynthia Gordon, Eva Lindqvist and Lars-Åke Norling.

Georgi Ganev, Chairman of the Nomination Committee, commented: ”The Nomination Committee is pleased that Carla Smits-Nusteling has agreed to assume the position as Tele2’s new Chairman. Carla has served on Tele2’s Board since 2013 and as Chairman of its Audit Committee since 2014, and has an excellent understanding of Tele2’s history, mobile operations, and how to ensure that the Board remains effective in implementing Tele2’s strategic direction. Alongside Carla, the Nomination Committee recommends the Board to appoint Andrew Barron as Deputy Chairman. Andrew, who served as Chairman of the Board of Com Hem up until the merger of the two companies in late 2018, complements Carla with his knowledge of Tele2’s broadband and digital TV operations, and his understanding of Tele2’s investor base and competitive environment. As my transitionary chairmanship of Tele2 comes to a close, I could not hand it over to better hands.”

Georgi Ganev continued: “On behalf of the Nomination Committee, I would also like to extend our gratitude to Eamonn O’Hare and Sofia Arhall Bergendorff for their contributions during their respective tenures on the Tele2 Board.”

The Nomination Committee’s complete proposals will be presented in the notice convening Tele2’s Annual General Meeting to be held on 6 May 2019. Tele2’s Nomination Committee comprises Georgi Ganev, Chairman, appointed by Kinnevik AB, John Hernander, appointed by Nordea Funds and Hans Ek, appointed by SEB Investment Management AB.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Phone: +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact persons set out above, at 08:00 CEST on April 2, 2019.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-04-01

The Swedish Tax Agency rejects Tele2’s
deduction of an exchange loss

Stockholm – Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) has today been notified that the Swedish Tax Agency rejects a claim for a deduction of a previous exchange loss on a loan to a group company in Kazakhstan. Tele2 will appeal the decision.

Tele2 has today been notified that the Swedish Tax Agency rejects Tele2’s claim for a deduction of an exchange loss related to a conversion of a shareholder loan to the group company MTS in Kazakhstan from USD to Kazakh Tenge in connection to the establishment of Tele2’s current joint venture in Kazakhstan. The additional tax claim amounts to SEK 396 million and a tax surcharge of SEK 162 million. Tele2 will appeal the decision.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Phone: +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 18:17 CEST on April 01, 2019.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2019	Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel

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